UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Jean, Raymond A
   1130 Green Bay Road
   Lake Forest, IL  60045
2. Issuer Name and Ticker or Trading Symbol
   Varlen Corporation
   VRLN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 1998
5. If Amendment, Date of Original (Month/Year)
   03/96; 09/96; 03/97
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |6/29/9|F   |V|10,639            |D  |396,302.75 |36,198  (a)        |I  (2)|by trust                   |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |1,320              |I  (1)|by daughter                |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |37.16   |4/6/9|A   |V|4,850      |A  |(b)  |4/6/0|Common Stock|       |       |            |D  |            |
                      |        |8    |    | |           |   |     |8    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |34.16   |4/6/9|A   |V|7,150      |A  |(b)  |4/6/0|Common Stock|       |       |111,051     |D  |            |
                      |        |8    |    | |           |   |     |8    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The Form 4 for March 1996 (03/96) incorrectly showed the acquisition of shares on 3/8/96 as directly owned when indeed they were purchased for the benefit of the reporting person's daughter.
(2) The Form 4's for September 1996 (09/96) and March 1997 (03/97) incorrectly showed the acquisition of shares on September 10, 1996, March 11, 1997 and March 17, 1997, as being held directly which were actually purchased for a trust under which  the reporting person is sole
beneficiary.
(a) Since the reporting person's last report, 40,837 shares previously held through the Varlen Corporation 1993
Deferred Incentive Stock Purchase Plan have been distributed, of which 10,639 shares were withheld by the
Corporation pursuant to the Plan to pay taxes and the remainder of 30,198 are now owned indirectly by a trust under which the reporting person is the sole
beneficiary.
(b) On April 6, 1998, pursuant to the Corporation's 1989 Incentive Stock Option Plan, the reporting person received an incentive stock option grant for 4,850 shares and a nonqualified stock option for 7,150 shares. Shares vest at
20% per year from date of grant.
SIGNATURE OF REPORTING PERSON
/s/Raymond A. Jean
DATE
July 2, 1998